April 19, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Michael Rosenthall Jeffrey P. Riedler

Re:	Alimera Sciences, Inc. Registration Statement on Form S-1 File No. 333-162782 REQUEST FOR ACCELERATION OF EFFECTIVENESS
Dear Messrs. Rosenthall and Riedler:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alimera Sciences, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-162782), as amended (the “Registration Statement”), so that it may become effective at 2:00 p.m. (Washington, D.C. time) on April 21, 2010, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of the securities being registered join this request for acceleration.
          The Registrant hereby acknowledges that:
          (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
          (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
          (iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Best regards,

ALIMERA SCIENCES, INC.
/s/ Richard S. Eiswirth
Richard S. Eiswirth
Chief Financial Officer

April 19, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	ALIMERA SCIENCES, INC. Common Stock, $0.01 par value per share Registration Statement on Form S-1 File No. 333-162782
Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as representatives of the underwriters, hereby join with Alimera Sciences, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 21, 2010 at 2:00 p.m., Eastern Standard Time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: April 6, 2010

(ii)	Approximate dates of distribution: April 6, 2010 to April 21, 2010

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: 4,600

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.
Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.
     Acting on behalf of themselves and as
          the Representatives of the several
          Underwriters.
By CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Shane Kovacs
	Name:	Shane Kovacs
	Title:	Director

By CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gerrit B. Parker, Jr.
	Name:	Gerrit B. Parker, Jr.
	Title:	Managing Director